

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 3, 2008

Via U.S. Mail

Mr. Richard Dea
Chief Financial Officer
InZon Corporation
238 Northeast 1st Avenue
Delray Beach, FL 33444

>   **RE: InZon Corporation**
>   **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
>   **Filed January 15, 2008**
>   **File No. 000-17345**

Dear Mr. Dea:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director